                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                --------------
                                  SCHEDULE TO
                                 (RULE 14D-100)

                               (AMENDMENT NO. 7)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                --------------

                       TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))

                      THE TRAVELERS INSURANCE GROUP INC.

                                CITIGROUP INC.

                       TRAVELERS PROPERTY CASUALTY CORP.
                     (Names of Filing Persons (Offerors))

                                --------------

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                --------------

                                   893939108
                     (CUSIP Number of Class of Securities)

                                --------------

                         Charles O. Prince, III, Esq.
                                Citigroup Inc.
                              153 East 53rd Street
                           New York, New York 10043
                           Telephone: (212) 559-1000
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                            Eric J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                           Telephone: (212) 735-3000


Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [ ] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                              SCHEDULE 13D AND TO

CUSIP No. 893939108                                         Page 2 of 6



1.     NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        The Travelers Insurance Group. Inc.       06-1008174
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                WC, OO
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                    United States
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                              0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                 371,424,902*
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                         0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER            371,424,902*
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                          371,424,902
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              96.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           HC
-------------------------------------------------------------------------------


* Includes 328,020,170 shares of Class B Common Stock that, as of April 19, 2000, have been converted on a share-for-share basis into shares of Class A Common Stock and 43,404,732 Shares tendered in response to the Offer and not withdrawn which number does not include 8,648,291 Shares subject to guarantees of delivery.

                              SCHEDULE 13D AND TO


CUSIP No. 893939108                                         Page 3 of 6



1.     NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Citigroup Inc.       521568099
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                WC, OO
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                    United States
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                              0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                 371,424,902*
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                         0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER            371,424,902*
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                          371,424,902
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              96.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           HC
-------------------------------------------------------------------------------

* Includes 328,020,170 shares of Class B Common Stock that, as of April 19, 2000, have been converted on a share-for-share basis into shares of Class A Common Stock and 43,404,732 Shares tendered in response to the Offer and not withdrawn which number does not include 8,648,291 Shares subject to guarantees of delivery.

     This Amendment No. 7 amends the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company"), relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per Share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), as amended by the First Supplement thereto, dated April 4, 2000 (the "First Supplement"), the Second Supplement thereto, dated April 6, 2000 (the "Second Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). This Amendment No. 7 constitutes the initial Statement on Schedule 13D of the Purchaser and Parent.


     The information in each of the Offer to Purchase, the First Supplement and the Second Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement or the Second Supplement.


ITEM 6. INTEREST OF SECURITIES OF THE SUBJECT COMPANY.


     Item 6 is hereby amended and supplemented by the following:


     The Offer expired at 12:00 midnight, New York City time, on Wednesday, April 19, 2000. Based upon information provided by the Depositary a total of 52,053,023 Shares were tendered in response to the Offer and not withdrawn (including 8,648,291 Shares subject to guarantees of delivery). In accordance with the terms of the Offer, the Purchaser has instructed the Depositary to pay promptly the purchase price of $41.95 per Share for each Share accepted for payment. After giving effect to the purchase of Shares tendered and together with the 328,020,170 shares of Class B Common Stock which were converted on April 19, 2000 by the Purchaser into an equal number of Shares, the Purchaser owns approximately 96.4% of the oustanding Shares (98.7% giving effect to those Shares subject to guarantees of delivery).



ITEM 12. EXHIBITS.



   (a)(1)(W)   Text of press release issued by Citigroup Inc., dated April 20, 2000.
   (a)(1)(X)   Text of press release issued by Citigroup Inc., dated April 20, 2000.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    SCHEDULE TO AND SCHEDULE 13E-3

                                        CITIGROUP INC.
                                        By: /s/ Katherine McG. Sullivan
                                           ------------------------------------

                                           Name: Katherine McG. Sullivan

                                           Title: Vice President and Assistant
                                                  Secretary


                                        THE TRAVELERS INSURANCE GROUP INC.
                                        By: /s/ Katherine McG. Sullivan
                                           ------------------------------------

                                           Name: Katherine McG. Sullivan

                                           Title: Vice President and Secretary


                                    SCHEDULE 13E-3

                                        TRAVELERS PROPERTY CASUALTY CORP.
                                        By: /s/ James M. Michener
                                           ------------------------------------

                                           Name: James M. Michener

                                           Title: Senior Vice President,
                                                  Secretary and
                                                  General Counsel




Date: April 20, 2000

                                EXHIBIT INDEX





EXHIBIT NO.         DESCRIPTION
------------------- ----------------------------------------------------------------------
   (a)(1)(W)        Text of press release issued by Citigroup Inc., dated April 20, 2000.
   (a)(1)(X)        Text of press release issued by Citigroup Inc., dated April 20, 2000.